UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ReneSola Ltd

(Name of Issuer)

Shares

(Title of Class of Securities)

G7500C 106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: G7500C 106

(1)	NAME OF REPORTING PERSONS
Yuncai Wu
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
5,684,195 Shares
(6) SHARED VOTING POWER
4,820,775 Shares (consisting of 4,820,775 shares beneficially owned by Mr. Xiangjun Dong)
(7) SOLE DISPOSITIVE POWER
5,684,195 shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,504,970 shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.0%
(12)	TYPE OF REPORTING PERSON*
IN

1

CUSIP NO.: G7500C 106

(1)	NAME OF REPORTING PERSONS
Buoyant Wise Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
5,684,195 shares
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
5,684,195 shares
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,684,195 shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.3%
(12)	TYPE OF REPORTING PERSON*
CO

2

Item 1(a). Name of Issuer:

ReneSola Ltd

Item 1(b). Address of Issuer's Principal Executive Offices:

No. 8 Baoqun Road
Yaozhuang County, Jiashan Town
Zhejiang Province 314117
People’s Republic of China

Item 2(a). Name of Person Filing:

Yuncai Wu

Buoyant Wise Limited (“Buoyant”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of Yuncai Wu is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC. The address of the principal business office of Buoyant is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 2(c). Citizenship:

Yuncai Wu is a citizen of the People’s Republic of China. The place of organization of Buoyant is the British Virgin Islands.

Item 2(d). Title of Class of Securities:

Shares of no par value

Item 2(e). CUSIP Number:

G7500C 106

Item 3. Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

3

Item 4 Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Yuncai Wu	10,504,970 shares*	6.0%	5,684,195 shares	4,820,775 shares*	5,684,195 shares	0
Buoyant Wise Limited**	5,684,195 shares	3.3%	5,684,195 shares	0	5,684,195 shares	0

*	Includes 4,820,775 shares beneficially owned by Mr. Xiangjun Dong. Mr. Wu holds shared voting rights with Mr. Dong with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Wu and Dynasty Time Limited (“Dynasty”), a British Virgin Islands company controlled by Mr. Dong, that is the record holder of those shares. Under the voting agreement, Dynasty irrevocably appointed Mr. Wu as its attorney and proxy with full power of substitution with respect to 4,820,775 shares held by Dynasty, to vote and act at all shareholder meetings and give written consent on behalf of Dynasty on matters of Renesola Ltd requiring shareholder approval. Please see Schedule 13G filings made by Mr. Dong and Dynasty Time Limited for information regarding their holdings in Renesola Ltd.
**	As of December 31, 2011, Buoyant was the record owner of 5,684,195 shares of Renesola Ltd. Buoyant is indirectly wholly owned by the WYC Family Trust of which Mr. Wu is the settlor. The trustee of the WYC Family Trust is HSBC International Trustee Limited (“HSBC”). Pursuant to the trust deed dated November 25, 2010 between Mr. Wu and HSBC, Mr. Wu holds all voting and investment powers of Buoyant and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Wu may be deemed to beneficially own all of the shares held by Buoyant. HSBC should not be deemed a beneficial owner of the shares in Renesola Ltd held by Buoyant under Section 13(d) of the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class:

As of December 31, 2011, Buoyant Wise Limited ceased to be beneficial owner of more than five percent of shares of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Yuncai Wu

Buoyant Wise Limited

Xiangjun Dong

Dynasty Time Limited

Item 9. Notice of Dissolution of Group:

Not applicable

4

Item 10. Certifications:

Not applicable

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

Yuncai Wu	/s/ Yuncai Wu Yuncai Wu
Buoyant Wise Limited	By: /s/ Yuncai Wu Name: Yuncai Wu Title: Director

[Signature Page to Schedule 13G]

6

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

7

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to shares of no par value, of ReneSola Ltd, a British Virgin Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

8

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 10, 2012.

Yuncai Wu	/s/ Yuncai Wu Yuncai Wu
Buoyant Wise Limited	By: /s/ Yuncai Wu Name: Yuncai Wu Title: Director

[Signature Page to Joint Filing Agreement, Schedule 13G]

9